MONTHLY REPORT - AUGUST, 2009
                             Global Macro Trust
             The net asset value of each unit as of August 31, 2009
              was $1,180.91, up 1.18% from $1,167.15 per unit
                           as of July 31, 2009.

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (765,434.661       $ 10,269,389      883,109,129    893,378,518
   units) at July 31, 2009
Addition of 0.00 units on                     0                0              0
   August 1, 2009
Redemption of 12,587.652 units on            (0)     (14,864,884)   (14,864,884)
   August 31, 2009*
Net Income (Loss) - August, 2009        180,629       10,608,670     10,789,299
                                   -------------  --------------  --------------
Net Asset Value at August 31,      $ 10,450,018      878,852,915    889,302,933
   2009                            =============  ==============  ==============
Net Asset Value per Unit at
August 31, 2009 (753,067.786
units inclusive of 220.777
additional units.)                                 $    1,180.91

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $    7,105,902   (104,906,925)

      Change in unrealized gain (loss) on open         8,322,565      1,861,977
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.        195,237     (6,402,740)
         Treasury obligations


   Interest income                                      502,790      8,960,186

   Foreign exchange gain (loss) on margin               (19,304)       363,948
      deposits
                                                  --------------  -------------
Total: Income                                        16,107,190   (100,123,554)

Expenses:
   Brokerage commissions                              5,042,996     43,444,820

   20.0% New Trading Profit Share                             0         31,726

   Custody Fees                                               0        104,412

   Administrative expense                               274,895      1,892,449
                                                 ---------------  -------------
Total: Expenses                                       5,317,891     45,473,407

Net Income (Loss) - August, 2009                  $  10,789,299   (145,596,961)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                       September 9, 2009


Dear Investor:

Global Macro Trust("GMT")was up 1.18% for August, 2009. Year-to-date the Trust is down 13.87%.

The Trust posted a modest advance during August. Gains from trading agricultural commodities led the way, although trading of equities, interest rates and metals were also profitable. Meanwhile currency and energy trading were approximately flat.

Long sugar positions were the most profitable in the portfolio in August.
Sugar hit a 28-year high on supply worries. India received inadequate rains during the monsoon season while Brazil is receiving too much rain delaying the harvest and reducing yields. These weather-related supply factors, growing demand in Brazil for sugar to be turned into ethanol and bullish technical factors sent sugar soaring. On the other hand, grain and livestock prices fell, and short positions in corn, Chicago and Kansas City wheat, live hogs and cattle were profitable.

Long positions in lead and copper were profitable in August. The lead rally was supported by the threat of widespread closures of Chinese smelters after reports of lead poisoning of children. China produces one-third of global lead and inventories are low. Copper hit an 11-month high on improving economic data. In the energy markets, profits on short natural gas positions were outweighed by small losses on long positions in Brent crude oil and reformulated gasoline feedstock (RBOB).

August was another solid month for developed market equities despite a two day loss at month-end prompted by a sharp selloff in Chinese stocks. Profits on long futures positions in European, U.S. and Australian indices outweighed losses on long China and Hong Kong positions. The interest rate sector was profitable due to long positions in British and U.S. short-term and longer-term futures.

In the currency markets, small losses on dollar trading were approximately offset by gains in non-dollar crosses. A short dollar position versus the New Zealand dollar was profitable, while short dollar positions relative to the British pound, Indian rupee and Mexican peso were unprofitable. In crosses, long positions in the New Zealand and Australian dollars versus the Canadian, Swiss and Swedish currencies were profitable.



                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman